

March 4, 2013

Via E-mail
Scott Lang
Chairman of the Board, President and Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, CA 94063

> **Re: Silver Spring Networks, Inc.**
> **Amendment Nos. 13 to Registration Statement on Form S-1**
> **Filed February 26, 2013**
> **File No. 333-175393**

Dear Mr. Lang:

We have reviewed the amendment to your registration statement referred to above and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Financial Statements, page F-1

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-8

Pro Forma Balance Sheet (Unaudited), page F-8

1.   We note your disclosures regarding the number of common shares after conversion, loss on early extinguishment of debt, etc. For each pro forma amount disclosed in the footnote, please revise your filing to clearly provide details of how the amounts were calculated. Alternatively you may cross reference to such calculations that are disclosed elsewhere within the document.

Exhibit 5.1

2.   Please file an opinion which includes an updated date for the certificate of good standing referred to in clause (9) on the first page of the opinion.

3.   We note in the first paragraph on page 2 that counsel has assumed the completeness of all documents "submitted" to them. Please confirm our understanding that the documents to which such assumption applies were submitted to counsel by you under the cover of a signed officers' certificate.

4.   Regarding the last assumption in the first paragraph on page 2 regarding the lack of any undisclosed termination, modification, waiver or amendment to any document reviewed by your counsel, please tell us why such assumption is necessary or appropriate. For example, we note that counsel should be able to verify the completeness and unmodified status of the documents listed in clauses (1), (3), (4) and (9) on the first page of the opinion by obtaining those documents directly from government entities, and it is not clear why counsel should be able to assume the lack of any termination, modification, waiver or amendment to any document that you have not submitted to counsel under the cover of an officers' certificate. Please provide us with an analysis of why this assumption is necessary or appropriate or provide an opinion of counsel which does not contain such assumption.

5.   Since it is unclear what effect the referenced literature would have on the interpretation of the legality opinion you are required to file with your registration statement, counsel should remove the fifth paragraph on page 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah, staff accountant, at (202) 551-3663 or Lynn Dicker, reviewing accountant, at (202) 551-3616 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, staff attorney, at (202) 551-3286 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert A. Freedman, Esq.
            Fenwick & West LLP